THE CRAFT OF BREWING
TCOB™
BREWERY
BREW-ON-PREMISE
ASHBURN, VA

DET Enterprises Inc d.b.a

The Craft of Brewing

INVESTOR OPPORTUNITY

OUR BIG IDEA: The Problem

KEY TRENDS & OBSERVATIONS:

- *Hyper-localization across food & beverage drives more demand to local craft brewers*
- *Barrier to entry continues to be high to start a new brewery (Estimated startup cost for a brewery ranges from $500K to $2.5M before any beer can be brewed*
- *Too many choices; segment cluttered by products with extreme profiles and high ABV*
- *Growth and interest in private labels, even among smaller establishments*

OUTCOME:

- *Focus on growth and distribution that aligns with local choices while managing scalable production*
- *Turn-key business models such as franchises are unheard-of in this industry, burdening the aggregate investment capital needed*
- *Trend towards focus on key brands that are drinkable and approachable to drive growth*
- *Address innovation at smaller volume enabling wider set of customers*

OUR BIG IDEA: The Vision

TCOB's mission is to be the recognized leader of **craft development and distribution** enabling a **franchise-ready** business model with connection to the local community.

- *We believe that similar to the "grown locally" phenomena, craft beer has the potential to grow more if/when associated with the local community, but can only scale with recipes made for the masses.*
- *Our unique environment connecting home brewers as well as craft beer enthusiasts to the brewery positions us for growth across multiple lines of business*
  - Brand growth – accelerated by locally-inspired recipes licensed by home brewers that use our BOP (taproom and distribution)
  - Recipe growth – growth and cross-pollination of recipes across community and/or locations
  - BOP/retail - adjunct growth to the brew-on-premise (BOP) for e-commerce driven home brew supplies

KEY VALUE PROPOSITIONS

The Craft of Brewing’s mission is to become the recognized leader the creative development and distribution of craft beer inspired by the community.

- ***Scalability*** – Unique value proposition to scale brewery operations utilizing state of the art brewing equipment that enables highest level of experimentation and pilot brews without large investment and waste. Positions for potential for long-term growth via franchise.
- ***Analytics*** – Refined analysis in brewhouse and leveraging pour-your-own system to support growth focused on regional/local preferences.
- ***Experience*** – Unique experience connecting patrons to brewery and BOP operations in an open format without compromising the integrity of brewing operations

BUSINESS SUMMARY

There are **3 operational segments** to TCOB's business:

- The Brewery
- The Brew on Premise
- Retail & Online Sales

The major **revenue categories** across these segments include

- Tap Room (alcohol, food & NA)
- Distribution
- Direct to Consumer (launching soon)
- Retail & e-Commerce
- The Brew on Premise

Over **150 recipes developed** to date with approximately one dozen products in distribution across the region

- Dozens of additional pilot/experimental variations
- Three labels produced & approved through BOP licensing model
- Includes custom and charity labels developed to support local efforts
- Does not include unique BOP brews (over 350 to date)


DRINK - PLAY - BREW
DRINK
PLAY
BREW
SHOP

MARKET TRACTION

Over **12,000 customers served** and continue to attract new customers (in any given month over 50% are new customers)

- Strong base of loyal/repeat customers
  - accounts for over 25% of total customer base
- Attracting new customers largely across VA, MD, DC, PA
- Highly rated across all major platforms
- Feedback from customers overwhelmingly positive highlighting:
  - Customer Service
  - Wait Time
  - Quality
  - Environment



Continued small, strategic investment in marketing represented in **strong social media performance** across regional market

- Growing support and awareness across major platforms including Google, Bing, Facebook, Instagram, Yelp and Untappd



The Craft Of Brewing Brewery (TCOB) & BOP
4.8 128 Google reviews
Address: 21140 Ashburn Crossing Dr Suite 170, Ashburn
Phone: (703) 687-3932
The Craft of Brewing
Recommendations & Reviews
4.9 out of 5
thecraftofbrewing
544 posts 1,291 followers 515 following
6. The Craft of Brewing
UNTAPPD
The Craft Of Brewing
Recent Activity
Forrest P.
Just an IPA: Hazy Day Trip
Forrest P.
Stache Wrangler
Ricky K.
Hopitis
Ricky K.
Just an IPA: Hazy Day Trip
Sean C.
War of the Roses

INDUSTRY OUTLOOK: National Market

While nationally overall beer production (across **over 7000 breweries, microbreweries, taprooms, and brewpubs**) has seen a decline in recent years, the craft segment has continued to experience growth in production with higher margin growth in overall sales.

- Craft brewers are **small (under 6 million barrels/yr) and independently controlled brewers** that range from small microbrews to larger regional brands
- 2020 market an unusual year due to COVID-19 impacting small independent brewers the most (closer to 30% impact as opposed to overall impact in craft at around 6-7%)
- While 2021 predictions are still mixed, analysts predict a resurgence to overall craft market production growth in 2022
- Consumer analysis show that the 21+ population that drinks craft has **risen from 35% in 2015 to 44% in 2020** and are expected to continue to improve
- E-commerce and planning beyond the taproom is key to growth over the next few years as supply chain and production take time to catch up to growth



U.S. BEER SALES VOLUME GROWTH 2019
BREWERS ASSOCIATION
OVERALL BEER
-1.6%
191,249,000 BBLS
3.6%
CRAFT
26,086,145 BBLS
1.8%
IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET
$116.0 BILLION
CRAFT BEER MARKET
$29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT
13.6% SHARE
(26,086,145 BBLS)
IMPORT
19.0% SHARE
(36,271,786 BBLS)
OTHER DOMESTIC
67.4% SHARE
(128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO



U.S. BEER PRODUCTION VOLUME 2019
OVERALL BEER
-1.6%
3.6%
CRAFT
2019
CRAFT BEER INDUSTRY PRODUCTION VOLUME
CONTRACT BREWING COMPANIES
1.2%
MICROBREWERIES
18.6%
BREWPUBS
6.1%
TAPROOM
6.1%
REGIONAL
68.0%
SOURCE: BREWERS ASSOCIATION, BOULDER CO

INDUSTRY STATS: Virginia

Virginia continues to see growth in breweries with Loudoun county continuing to expand and foster growth in this segment

152	49	82	5	5	4
Taprooms	Independent Craft Microbreweries	BrewPubs	Regional Breweries	Large Breweries	Contract Breweries

35%

% of **total volume** in VA produced in 2019 contributed by **microbreweries**



VIRGINIA
FIND A BREWERY
STATE LAWS
290
Craft Breweries
(RANKS 12TH)
4.6 Breweries per Capita*
(RANKS 16TH)
*per 100,000 21+ Adults
ECONOMIC IMPACT (2019)
1,866
Million Economic Impact
(RANKS 17TH)
295.9
Impact per Capita
(RANKS 30TH)
PRODUCTION
344,972
Barrels of Craft Beer Produced per Year
(RANKS 20TH)
1.7
Gallons per 21+ Adult
(RANKS 34TH)
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
300
200
100
0
2011
2012
2013
2014
2015
2016
2017
2018
2019

6%

% increase in national dollar sales contributed by craft beer segment equivalent to **nearly $30 billion in sales**

REVENUE Performance to Date

Highlights for revenue performance and growth provided below.

- ❖ Major lines of revenue include taproom sales, distribution, retail and BOP.
- ❖ Achieved revenue of 172,704.80 in 2018, which then grew to 278229.15 in 2019 (>60% year-on-year growth).
- ❖ Had Cost of Goods Sold (COGS) of $84,501.97, which represented gross profit margin of 51% in 2018. COGS were then $85,527.04 the following year, which implied gross profit margin of 69%.
- ❖ Attracted over 3000 unique customers in 2018 which then grew to over 4600 in 2019.
- ❖ To date we have served nearly 10,000 unique customers.



TCOB Revenue Breakdown
2018 - Q3 2020
$450,000.00
$400,000.00
$350,000.00
$300,000.00
$250,000.00
$200,000.00
$150,000.00
$100,000.00
$50,000.00
$-
$(50,000.00)
$172,704.80
$278,229.15
$394,430.67
$252,348.13
2018
2019
2020-act+forecast
Taproom & Carryout (Alcohol)
Taproom & Carryout (Other)
Distribution
BOP
Retail (E-commerce)
Retail (Misc)
Other (Other Income + Discounts/Credits)
TOTAL expected (pre-COVID)
TOTAL

GROWTH PROJECTIONS

Pre-COVID-19 expectations focused on customer attraction and market penetration during first 3 years, turning cash flow positive by mid-2021.

Based on impacts during 2020, TCOB is shifting focus to accelerate growth in distribution and retail/e-commerce while continuing taproom growth during the latter half of 2021.

- TCOB has been operating at a net loss but expects to grow to profitability in 3-4 years with revamped investment strategy.
- Largest acceleration towards profitability comes from distribution.
- Model based on cash infusion from existing owners as well as crowdfunding



Revenue Breakdown ($'000) - 5 Years to December 2025
Bar & Taproom & To-go
BOP
Distribution
Food and Non Bev
Other Merchandise
184
1
212
15
255
58
90
20
286
61
200
30
309
64
400
40
53
2021
2022
2023
2024
2025



Income Statement ($'000) - 5 Years to December 2025
Cash
Revenue
Net Profit After Tax
300
250
200
150
100
50
0
-50
1,000
800
600
400
200
-
(200)
(400)
2021
2022
2023
2024
2025

USE OF FUNDS

Investment will provide necessary working capital and runway to get back into growth mode while managing expenses with uncertainties in Q1 and Q2.

- Existing debt being assumed by owners in a debt-to-equity conversion.
- Higher interest, short term lines of credit/debt to be paid off in full
- Continued investment in canning and distribution to include direct-to-consumer shipping
- Investment in marketing and distribution to foster interstate sales
- Finalize options for on-site food service when taproom restrictions are lifted



Use of Funds
19%
16%
16%
5%
3%
41%
Debt
Marketing
Inventory/Materials
Advertising/Marketing
Equipment-related
Working Capital

COMPETITION

The Craft of Brewing is highly unique and unlike any other brewery in the area.

- ***BrewPubs*** – BrewPubs such as Sweetwater attract customers who are interested in a traditional restaurant experience. TCOB offers flexibility with food and attracts customers who want a wide range of flavors and taste in beer. TCOB is currently working on cider products to be launched in 2021 and potentially wine later in the year.
- ***Breweries*** – TCOB continues to stand out against other breweries in the area due to specialty beer types, ambiance and the fully all-grain BOP. Only one other brewery has a small BOP operation, but it is limited in capacity and requires the use of extracts (sugars).

INVESTMENT

The Craft of Brewing is seeking investment in aggregate from $500K - $1M to advance our vision and be positioned to drive high target growth as the post-pandemic environment opens up.

- ***Crowdfunding*** – TCOB is opening up investment through MAINVEST under a royalty-based/revenue-based note offering investors an average blended IRR of 10.2%. Initial investment target is set to $250K.
- ***Equity investment*** – TCOB is a Virginia based C-corp (currently family funded). A new valuation target is being set (third party evaluation by SIEGEL) after which some debt will be cleaned up and additional equity investment will be enabled.

THE TEAM



CFO/Founder

Chitra Sivanandam

20+ years federal contracting & technology
15+ years startups and strategic investing
MBA – Finance, The Wharton School



CEO/Founder

Douglas "Travis" Travers

U.S. Army veteran
20+ years in designing and building hardware solutions
10 years experience brewing
Day-to-day operator/manager



HEAD BREWER

Mitch Pilchuk

15+ years brewing and brewery consulting experience

SUMMARY

We are on a mission to disrupt the model and create a platform to grow recipes, grow a community and broaden acceptance enabling a path to success for any entrepreneur with a passion for beer.

We understand that the dream of creating a franchise-worthy establishment will take a while, and we thank you for taking the time and interest to be part of our journey.

TCOB THE CRAFT OF BREWING

Don't make beer, craft beer

CONTACT US AT:

Douglas Travers	Chitra Sivanandam
travis@thecraftob.com	chitra@thecraftob.com
410-919-8912	310-429-3234